Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

February 3, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	SEG Partners Long/Short Equity Fund (the “Fund”) Initial Registration Statement on Form N-2 File Nos. 333-283244 and 811-24024

Dear Mr. Orlic,

The following responds to the comments provided via email on December 16, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

GENERAL

1.	Comment: Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any test the water materials to potential investors in connection with this offering.

2.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund respectfully notes that no FINRA review is required in connection with the Registration Statement pursuant to an exemption provided by FINRA Corporate Financing Rule 5110(h)(2)(L).

3.	Comment: Please include in the prospectus a section on capital stock concisely describing the nature and most significant attributes of the capital stock, as set forth in Item 10.1.a of Form N-2.

Response: The Fund has added the requested disclosure.

PROSPECTUS

Cover page

4.	Comment: Please include a bold-face cross-reference to the risk factors section of the prospectus on the cover page, including a specific reference to the risk of using leverage.

Response: The Fund has added the cross-reference, as requested.

5.	Comment: Please include a bold-face bullet point setting forth the sales load and offering expense percentages an investor will pay on the amounts invested, as well as the total return that the Fund must experience in order to recover these expenses.

Response: The Fund has added the requested disclosure.

Investment Objective and strategies, page 1

6.	Comment: Please provide investors a basis to assess the expertise and experience of the Adviser with respect to foreign investments.

Response: The Fund has added the requested disclosure to the section of the Prospectus entitled “MANAGEMENT OF THE FUND – The Adviser.”

Expense Limitation Agreement, page 3

7.	Comment: Please disclose whether Acquired Fund Fees and Expenses are excluded from the Expense Limitation Agreement.

Response: Acquired Fund Fees and Expenses are not excluded from the Expense Limitation Agreement, and therefore, no changes have been made to the Prospectus.

Repurchase of Shares, page 5

8.	Comment: Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The requested changes have been made in the Revised Registration Statement.

Summary of Fund Expenses, page 7

9.	Comment: Include a line item for Dividend Reinvestment and Cash Purchase Plan Fees pursuant to Item 3 of Form N-2.

Response: This line item has been omitted because as disclosed under the “Dividend Reinvestment Plan” section of the Prospectus, the Fund does not intend to charge the Fund’s shareholders any fees related to dividend reinvestment plan.

10.	Comment: Include an estimate for Acquired Fund Fees and Expenses pursuant to Instruction 10 to Item 3 of Form N-2 or explain why it has not been included.

Response: The Fund confirms that Acquired Fund Fees and Expenses are not expected to exceed 0.01%, and accordingly, such expenses will be included under the “Other Expenses” line item of the Fee Table, if any.

Example, page 9

11.	Comment: The paragraph preceding the Example discloses that the example assumes that the percentage amounts listed under Total Annual Expenses remain the same in the years shown. Disclose how long the Expense Cap has been factored into the calculations.

Response: The Fund has added the requested disclosure.

Investment objective and strategies, page 9

12.	Comment: Please include a brief statement in the prospectus, such as that already appearing in the SAI, that the Fund’s investment objective may be changed without a vote of the holders of a majority of voting securities. See Item 8.2.a of Form N-2.

Response: The Fund has added the requested disclosure.

Valuations of Fund investments; valuations subject to adjustment, page 14

13.	Comment: This paragraph appears to describe valuations of direct private equity investments. Please explain whether investments in direct private equity investments are part of the Fund’s principal investment strategy. Please also explain why these valuation policies are not described in the “Calculation of Net Asset Value; Valuation” section on page 40.

Response: The Fund confirms that investments in direct private equity investments are not part of the Fund’s principal investment strategy. The Fund further confirms that the “Calculation of Net Asset Value; Valuation” section will be updated in accordance with the Fund’s valuation policy once finalized and approved by the Fund’s Board of Trustees.

Leverage, page 22

14.	Comment: Please describe the actual risk associated with leverage in this section.

Response: The Fund has added the requested disclosure.

Calculation of Net Asset Value; Valuation, page 40

15.	Comment: Disclosure in this section states: “Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued based on their respective market price adjusted for potential restrictions on the transfer or sale of such securities.” Please explain how the valuation policy regarding adjustments for potential restrictions on the transfer or sale of such securities will comply with ASU 2022-03 Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.

Response: The Fund confirms that this section will be updated to reflect the Fund’s final valuation policies and procedures, once approved by the Fund’s Board of Trustees.

Appendix A, page 48

16.	Comment: Please remove this presentation given that it relates to the prior performance of a portion of an account and can therefore be materially misleading because an account could be managed differently than its component pieces.

Response: The Fund has revised the disclosure in the Revised Registration Statement to note that the prior performance shown reflects the performance of a single account and not a portion of a single account.

STATEMENT OF ADDITIONAL INFORMATION

The Adviser, page 10

17.	Comment: Please disclose the names of all controlling persons of the Adviser, the basis of such control, and, if material, the business history of any organization that controls the Adviser. See Item 20.1.a of Form N-2.

Response: The Fund has added the requested disclosure.

Exhibits

18.	Comment: Please file the legal opinion at least five business days prior to the desired date of effectiveness.

Response: The Fund will endeavor to provide the Staff with the legality opinion at least 5 business days in advance of the desired effectiveness date

Undertakings

19.	Comment: Please include the undertaking set forth in Item 34.6 of Form N-2, or advise why you believe it is inapplicable.

Response: The aforementioned undertaking has been added as requested.

Signatures

20.	Comment: Please ensure that all amendments to the registration statement are executed by the persons identified in Sec. 6(a) of the Securities Act.

Response: The Fund so confirms.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2700.

*****

Sincerely,

Joshua B. Deringer